FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated April 20, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MATERIAL FACT

BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM Code 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in accordance with article 2 of CVM Instruction No. 622/2020 and articles 4, 5 and 21-C of CVM Instruction No. 481/2009, informs that, due to the current moment of COVID-19 pandemic, the Ordinary and Extraordinary General Shareholders’ Meeting, convened for April 27,2020, at 11:00 a.m. (“AGOE”), will be held under the partially digital form, provided that, the physical attendance part of the AGOE will, exceptionally, take place at the Company’s office located in the City of São Paulo – SP, at Avenida Engenheiro Billings No. 1.729, and no longer in its headquarters in Itajaí – SC, as provided in the call notice dated as of March 27, 2020.

Thus, the Company’s shareholders may (i) attend the AGOE and vote on the matters described in the agenda by means of physical attendance, so long as they present themselves, personally or by means of a duly constituted attorney-in-fact, before the Company’s office located in the City of São Paulo, in the address referred above; (ii) vote on the matters described in the AGOE’s agenda by means of remittance of the Distance Voting Form (“Voting Form”) or proxy made available by the Company by means of the Public Request for a Proxy (“PPP”); and (iii) attend the AGOE and vote on the matters described in the agenda by means of the electronic system to be made available by the Company, according to the following instructions.

The vote of the ADR holders backed by shares issued by the Company will continue to be exercised by The Bank of New York Mellon, as the depository institution of such ADRs. There will be no change on the proceedings and deadlines to be observed in order to enable the votes of such investors.

1 – Change of Place of the AGOE in the Physical Attendance Form

Despite the fact that the Company has its headquarters located in the city of Itajaí-SC, the majority of its managers, members of the Fiscal Council, external auditors and employees dedicated to the areas directly related to the AGOE (such as investors relations, legal department, corporate governance and controllership, etc.) has residence in the city of São Paulo – SP and works in the Company’s offices at such location. Furthermore, the Company understands that there is a higher number of shareholders and shareholders’ representatives domiciled in the city of São Paulo – SP than in Itajaí – SC.

In this sense, considering the current travelling and moving restrictions due to the COVID-19 pandemic situation, and in order to avoid risks arising from such displacement and also with the intention to preserve the Company’s employees based in Itajaí-SC as well as the inhabitants of the region and to further facilitate the attendance of those shareholders who wish to physically attend the AGOE, the Company understands that, exceptionally, it is in its interest and in the interest of its shareholders that the AGOE be held in its office located the City of São Paulo, as authorized under article 124, Paragraph 2-A, of the Corporations Law, as amended by Provisional Measure No. 931/2020 and by article 4, Paragraph 4, of CVM Instruction No. 622/2020.

Therefore, in view of the foregoing, the shareholders who wish to attend the AGOE in person shall present themselves, personally or by means of a duly constituted attorney-in-fact, in the Company’s office located at Avenida Engenheiro Billings No. 1.729, São Paulo – SP, carrying the documents required under item 2.1 of the Manual for Participation of the Shareholders in the AGOE, as released by the Company on March 27, 2020 ( the “Manual”).

2 – Flexibilization of the deadline for remittance of the Voting Form directly to the Company

For the shareholders who have not yet sent their Voting Form by any of the options provided in the Manual, BRF will extend, on an exceptional manner, solely to this AGOE, the deadline for the remittance of the Voting Form directly to the Company.

Therefore, the Voting Form sent directly to the Company shall be considered valid if received by BRF until 11.00 a.m. of April 25, 2020, regardless of the deadline initially informed in the Manual and in the Voting Form itself.

In this sense, and in order to facilitate the remittance of the Voting Form for the shareholders who have still not done it, the Company will accept as valid the Voting Forms received until 11.00 a.m. of April 25, 2020, so long as they are accompanied with the documents mentioned in item 2.2.3 of the Manual and electronically sent to the email acoes@brf-br.com.

The Company further clarifies that the deadline for the remittance of the Voting Form by means of service providers, notably the bookkeeper agent of the Company’s shares and the custodian agent, expired on April 20, 2020, therefore the shareholders who have not sent the Voting Form until such date to the service providers referred above, may only do so by remitting it directly to the Company, according to the instructions provided in this Material Fact.

3 – Flexibilization of the deadline for the remittance of the proxies provided in the PPP to the Company

The shareholders may also vote from distance at the matters described in the agenda of the AGOE by means of remittance to BRF of the proxies described in the PPP, according to the material released by the Company on March 26, 2020.

In this sense, the Company will accept as valid, in order to allow the vote of the shareholders in the AGOE, the proxies received until 11.00 a.m. of April 25, 2020.

The proxies must be sent electronically, accompanied with the documents referred in item 7 of the material released by the Company in connection wih the PPP, to the e-mail acoes@brf-br.com.

4 – Remote Attendance at the AGOE through Electronic System

The shareholders who wish to remotely attend the AGOE must send a request to the Company to the e-mail acoes@brf-br.com.br until 11.00 a.m. of April 25, 2020, along with all the necessary documentation to allow the attendance of such shareholder at the AGOE (as detailed in item 2.1 of the Manual).

The Company will send by e-mail to the shareholders (or to its representatives or attorneys-in-fact duly constituted) who have presented their request within the deadline and according to the conditions above, the respective instructions to access the electronic system for attendance at the AGOE, including the necessary password.

The shareholders who do not send the request for registration within the deadline referred above (until 11:00 a.m. of April 25, 2020) may not remotely attend the AGOE through the electronic system made available by the Company.

The shareholder duly registered, that attends by means of the electronic system made available by the Company, will be considered present at the AGOE (and may exercise its respective voting rights) and subscriber of the respective minutes, under the terms of article 21-V, item III and sole paragraph, of CVM Instruction No. 481/2009.

The shareholder that has already sent the Voting Form may, at its own discretion, also register to attend the AGOE by means of the electronic system previously referred, as long as it does so under the form and within the deadline provided in this Material Fact, in which case the shareholder may: (a) simply attend the AGOE; or (ii) attend and vote in the AGOE, provided that, in this last case, all voting instructions received by means of the Voting Form for such shareholder,  and identified by the inscription number at CPF (individual taxpayer number) or CNPJ (corporate taxpayer number) will be disregarded.

In case the shareholder that has duly requested its attendance by electronic means does not receive the e-mail from the Company with the instructions for access and attendance at the AGOE until 11:59 p.m. of April 26, 2020, it must contact the Company between 08.00 a.m. and 10.00 a.m. of April 27, 2020, on the phone numbers (5511) 2322-5377, so that its respective access instructions are resent (or provided by phone).

BRF is not responsible for any operational or connection problems that the shareholders may face and other situations that are not under the Company’s control.

The Company requests that the shareholders access the electronic system made available for the attendance of the AGOE with, at least, 30 minutes in advance to the scheduled time for the beginning of the AGOE, in order to allow the validation of the access and attendance of all shareholders who will make use of it.

São Paulo, April 20, 2020

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer